Devax, Inc.

20996 Bake Parkway, Suite 106

Lake Forest, California 92630

December 21, 2007

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Eduardo Aleman, Esq.

Re:	Devax, Inc.: Form RW-WD Withdrawal of Application for Withdrawal of Registration Statement on Form S-1 (File No.: 333-142606)

Ladies and Gentlemen:

At the request of the Staff of the Securities and Exchange Commission, the undersigned, as Chief Financial Officer of Devax, Inc. (the “Company”), hereby respectfully requests the withdrawal of the withdrawal request filed on December 13, 2007 for the above referenced Registration Statement.

If you should have any questions, please contact our legal counsel, Michael A. Hedge at (949) 725-4190. Thank you for your courtesy and cooperation in this matter.

Very truly yours,

DEVAX, INC.

/s/ Stephen L. Wilson
Stephen L. Wilson
Chief Financial Officer